(Check One)	UNITED STATES
☐ Form 10-K	SECURITIES AND EXCHANGE COMMISSION
☒ Form 11-K	WASHINGTON DC 20549
☐ Form 20-F
☐ Form 10-Q	FORM 12b-25	SEC File Number: [ ]
☐ Form N-SAR
NOTIFICATION OF LATE FILING

For Period Ended: December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F
☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended:

000-51525

Commission File Number

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above identify the Item(s) to which the notification relates:

PART I. REGISTRANT INFORMATION

Legacy Bancorp, Inc.

Full name of registrant:

N/A

Former name, if applicable:

99 North Street

Address of principal executive office (Street and number)

Pittsfield, Massachusetts 01201

City, State and Zip Code:

PART II. RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III. NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Legacy Banks, a wholly owned subsidiary of the registrant, has adopted the Savings Banks Employees Retirement Association (“SBERA”) 401(k) Plan (the “Plan”). Legacy Banks, along with other unrelated association member employers, participates in the Plan and SBERA controls the Plan’s financial audit. The registrant is unable to timely file the Form 11-K with respect to the Plan for the year ended December 31, 2005 due to an unforeseen delay in receiving the certified financial statements for the Plan for the reasons stated in the attached exhibit. The registrant fully intends to file the Form 11-K within the time frame mandated by Rule 12b-25.

PART IV. OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Stephen M. Conley (Name)	(413) (Area Code)	443-4421 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during preceding 12 months or for such shorter period that the registrant was required to file such report been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Legacy Bancorp, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 30, 2006	By:	/s/ Stephen M. Conley
Stephen M. Conley
Senior Vice President, Treasurer and Chief Financial Officer

EXHIBIT LIST

Exhibit Number	Description of Exhibit
99.1	Statement of accountant pursuant to Rule 12b-25(c)

ATTENTION

Intentional misstatements or omissions of fact. constitute Federal criminal violations (see 18 U.S.C. 1001).